FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

     REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 22, 2004

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.
(Translation of Registrant’s name into English)

Gustav Mahlerlaan 10,
1082 PP Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO to sell LeasePlan Corporation to consortium of investors led by Volkswagen Group”, dated April 21, 2004.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 22, 2004

ABN AMRO HOLDING N.V.

By:	/s/ Drs W.G. Jiskoot

	Name:	Drs W.G. Jiskoot
	Title:	Member of the Managing Board

By:	/s/ H. Duijn

	Name:	H. Duijn
	Title:	Secretary Managing Board

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 21 April 2004

ABN AMRO to sell LeasePlan Corporation to consortium of investors led by Volkswagen
Group

ABN AMRO, today announced that it has signed an agreement to sell LeasePlan Corporation to a consortium led by Volkswagen Group for EUR 2.13 billion (EUR 2 billion in cash and EUR 130 million as a dividend). Completion of this transaction is subject to the usual closing conditions and regulatory approvals, and is expected to take place before the end of the summer of this year. ABN AMRO’s Central Works Council has given a positive advice on the proposed transaction.

Following the completion of the transaction, Volkswagen Group will hold 50% of the shares in LeasePlan Corporation. Two co-investors, the Mubadala Development Company, based in Abu Dhabi, and Olayan Group, based in Athens, will each own 25%.

“We want to focus on our core activities as defined by our strategy,” said Tom de Swaan, ABN AMRO’s Chief Financial Officer and member of the Managing Board. “And although LeasePlan Corporation is a great business with a strong market position in fleet management, it was no longer part of our core business. Therefore, we believe it is to the benefit of the stakeholders of both companies that LeasePlan Corporation becomes part of a group that considers the fleet management industry of key strategic importance.”

LeasePlan Corporation is the European market leader in operational multi-brand car leasing and one of the world’s leading companies in fleet management services. It has activities in 26 countries, over 7,000 employees and 1.2 million vehicles under management.

Hugo Levecke, chairman of the Managing Board and CEO of LeasePlan Corporation said: “We are very pleased with this transaction. The combination of three long-term strategic shareholders will enable us to continue our business strategy focused on providing first class multi-brand fleet management services on a worldwide scale. We have always valued ABN AMRO as our shareholder and thank them for their support throughout the years. We look forward to working together with Volkswagen Group, the Mubadala Development Company and Olayan Group, which we expect will bring, next to solid financial support, interesting strategic opportunities.”

ABN AMRO Corporate Finance has acted as financial adviser to ABN AMRO.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835

Please note that on Thursday 22 April 2004, at 9.45am (Amsterdam time), a conference call will be held for analysts which is also available on our website (www.abnamro.com).